June 3, 2022

By EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington D.C. 20549

Attention: Patrick Fullem

Re:       American Axle & Manufacturing Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed February 11, 2022

File No. 001-14303

Ladies and Gentlemen:

This letter responds to the comments contained in the letter from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) dated May 23, 2022 with respect to American Axle & Manufacturing Holdings, Inc.’s (“AAM”) annual report on Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”) filed with the Commission on February 11, 2022.

For the convenience of the Staff, the comments contained in the Staff’s comment letter appear below in bold. AAM’s response to the comment immediately follows the comment.

Form 10-K for the fiscal year ended December 31, 2021

General

1.	We note that you provided more expansive disclosure in your 2021 Sustainability Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your 2021 Sustainability Report.

In response to the Staff’s comment, AAM acknowledges that climate-related disclosure in the 2021 Sustainability Report was more expansive than disclosure included in the 2021 Form 10-K and advises the Staff that disclosure in the 2021 Sustainability Report is intended for a broader range of stakeholders, including customers, suppliers, lenders, regulators and our workforce. While AAM voluntarily provides this information for its stakeholders, the information included in the 2021 Sustainability Report is substantially more detailed than climate-related disclosure required under existing Commission rules. Disclosure that is of interest to a broad audience of stakeholders is distinguishable from disclosure that is material to an understanding of our business taken as a whole or is otherwise required in preparing a Form 10-K. In preparing AAM’s 2021 Form 10-K, we considered the applicable provisions of Regulation S-K (including Items 101, 103, 105 and 303) and Regulation S-X, as well as Rule 12b-20 of the Securities Exchange Act of 1934 and other guidance available from the Staff, including the 2010 Commission Guidance Regarding Disclosure Related to Climate Change. Accordingly, the disclosure included in the 2021 Sustainability Report was not based on disclosure requirements for an Annual Report on Form 10-K, and we evaluated and ultimately included in our 2021 Form 10-K the climate-related disclosures that were material to investors in the context of, or otherwise responsive to, Form 10-K disclosure requirements. These disclosures are detailed in our responses to the Staff’s Comments 2, 4, 6 and 7 below.

AAM, in considering climate-related disclosure in its future filings with the Commission, will continue to consider all relevant facts and circumstances that may require disclosure. We will continue to follow current and future rules and guidance related to climate-related disclosure.

Risk Factors, Page 11

2.	It appears that you have identified vehicle electrification as a transition risk related to climate change. Disclose the material effects of this and other transition risks related to climate change that may affect your business, financial condition, and results of operations, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, or technological changes.

In response to the Staff’s comment, AAM respectfully directs the Staff to the Financial Stability Board’s Task Force on Climate-Related Financial Disclosures (“TCFD”) framework, which identifies four categories of climate change transition risks: 1) Policy and Legal; 2) Technology; 3) Market; and 4) Reputation. AAM respectfully advises the Staff that “Item 1A. Risk Factors” of our 2021 Form 10-K included a new risk factor titled “Our business could be adversely impacted by global climate change or an inability to meet the expectations of our stakeholders related to environmental objectives” that addresses the four categories of climate change transition risks enumerated by the TCFD. The risk factor includes the most prevalent or material climate change transition risks to AAM, including damage to our reputation and relationships with various stakeholders, adverse impacts on our financial condition due to volatility in the cost or availability of capital, difficulty obtaining new business or entering into new supplier relationships, a possible loss of market share on our current product portfolio, or difficulty attracting and retaining a skilled workforce.

In addition, AAM respectfully directs the Staff to the following risk factors in AAM’s discussion in “Item 1A. Risk Factors” of the 2021 Form 10-K that we believe also address the transition risks associated with vehicle electrification and have the potential to materially and adversely impact our business and financial performance:

•	“Our business could be adversely affected by volatility in the price or availability of raw materials, utilities, natural resources and transportation.” This risk factor highlights the potential for increased cost or reduced availability of raw materials, including those used in manufacturing components for electric vehicle programs.

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•	“Our company may not realize all of the revenue expected from our new and incremental business backlog.” This risk factor highlights that risks associated with AAM’s electric vehicle backlog are exacerbated by inherent uncertainty associated with the marketability of electric vehicles, including end-user acceptance rates and uncertainty associated with customer decisions, such as program delays or cancellations.

•	“Our company’s ability to operate effectively could be impaired if we cannot attract and retain qualified personnel in key positions and functions.” This risk factor highlights the critical expertise and skills needed in our workforce to support key customers and products, including those supporting the expansion of our product portfolio into electrification.

•	“Our business faces substantial competition.” This risk factor highlights an increase in competition from new market entrants due, in part, to vehicle electrification.

•	“If we are unable to respond timely to changes in technology and market innovation, we risk not being able to develop our intellectual property into commercially viable products.” This risk factor highlights that our ability to respond to evolving business models, including electric vehicle advances, may have a significant impact on our market competitiveness.

AAM will continue to evaluate transition risks associated with climate change and the shift to vehicle electrification and will update disclosures in future filings with the Commission, as necessary.

3.	Disclose any material litigation risks related to climate change and explain the potential impact to the company.

In response to the Staff’s comment, AAM respectfully directs the Staff to our disclosure under Item 103 of Regulation S-K in which we disclose in the 2021 Form 10-K that we do not believe that any of our current or pending litigation, whether climate-related or otherwise, will have a material adverse effect, individually or in the aggregate, on our financial condition, results of operations or cash flows. Additionally, for the period reported in the 2021 Form 10-K, and up to and including the date of this letter, AAM has not been involved in any litigation or other legal proceedings related to climate change, nor is AAM aware of any pending or threatened litigation or other legal proceedings related to climate change applicable to AAM.

AAM assesses the risk of material litigation related to climate change by reviewing threatened or asserted claims against us and monitoring market trends and developments in litigation and regulation. Based on this process, AAM has not identified material litigation risks related to climate change. AAM will continue to evaluate the risk of potential climate-related litigation and will update disclosures in future filings with the Commission if the risk and potential impact of such litigation is deemed to be material.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), page 22

4.	There have been significant developments in federal and state legislation and regulation and international accords regarding climate change that you have not discussed in your filing. Please revise your disclosure to identify material pending or existing climate change-related legislation, regulations, and international accords and describe any material effect on your business, financial condition, and results of operations.

In response to the Staff’s comment, AAM respectfully directs the Staff to our disclosures under the heading “Industry Trends” in “Item 7. MD&A” of the 2021 Form 10-K, where we disclose the following trends:

•	“Increased Investment in Vehicle Electrification and Demand for Emissions Reductions,” which discusses government regulations related to emissions as being a key factor in driving vehicle electrification and references the Corporate Average Fuel Economy standards in the United States, which represents the primary consumer market for AAM’s products.

•	“Increased Focus on Environmental, Social and Governance (“ESG”) Initiatives and Reporting,” which provides detail on AAM’s energy and environmental sustainability program and objectives, and discusses our planned use of Science Based Targets that are in line with what the latest climate science deems necessary to meet the goals of the Paris Agreement.

AAM’s actual and anticipated costs are largely comprised of costs related to our existing internal compliance programs and our existing voluntary climate change-related data gathering and reporting program, none of which, individually or in the aggregate, are material to AAM or have a material effect on AAM’s business, financial condition, or results of operations. We respectfully refer the Staff to AAM’s responses to Comments 5 and 8 below for additional detail and quantification of capital expenditures for climate-related projects and compliance costs related to climate change.

In assessing whether there are material compliance costs related to new federal and state legislation and regulation and international accords, AAM assesses the current and anticipated costs related to such compliance and determines whether we believe such costs have resulted or are reasonably likely to result in a material impact on AAM’s business, financial condition, or results of operations. As compliance costs are neither significant in the aggregate nor incrementally, the cost of compliance has not and, AAM believes, is not reasonably likely to have a material impact on the Company’s financial condition or results of operations. Therefore, AAM believes that disclosure is not required at this time.

We will continue to monitor changes in climate-related legislation, regulations, and international accords and will include additional disclosure in future filings with the Commission if we conclude that actual or expected cost of compliance will have a material effect on our business, financial condition, or results of operations.

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5.	It appears you have identified climate-related projects in your 2021 Sustainability Report such as the continuous improvement process (CIP) projects relating to energy, water, and waste reduction. Tell us how you considered providing disclosure regarding material past and/or future capital expenditures for climate-related projects. Please include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.

In response to the Staff’s comment, identification of continuous improvement process (CIP) projects is a key element of meeting our energy and emission reduction goals, as the aggregate benefit of these projects supports incremental improvements in the areas of waste reduction and recycling, energy savings, water use reduction or risk management, regulatory compliance and our overall environmental program each year. Certain of our CIP projects also result in lower expenses to AAM over the life of the project. However, AAM respectfully advises the Staff that not all CIP projects result in capital expenditures or support our climate-related initiatives and goals.

Our capital expenditures related to climate-related projects were less than 3% per year of our total capital expenditures for all periods presented in our 2021 Form 10-K. As such, capital expenditures related to climate-related projects were not material to our results of operations and financial condition in any of the periods presented in the 2021 Form 10-K. In our current budget and long-range plan, capital expenditures for climate-related projects as a percentage of total capital expenditures are expected to be consistent with the actual amounts incurred in the periods presented in our 2021 Form 10-K.

AAM respectfully advises the Staff that it will, in response to the Staff’s comment and consistent with historical practice, and in light of AAM’s continually evolving strategy to meet its recently established goal of reaching net zero carbon emissions by 2040, continue to evaluate its climate-related disclosure in filings with the Commission, including disclosure regarding material capital expenditures related to climate-related projects, considering applicable Commission rules, regulations and guidance and applicable standards of materiality.

6.	To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
•	increased demand for goods that result in lower emissions than competing products;
•	increased competition to develop innovative new products that result in lower emissions; and
•	increased demand for generation and transmission of energy from alternative energy sources.

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Periodically, AAM conducts a robust comprehensive review of our actual results of operations, comparative results, automotive industry performance and product volume and mix. Significant variances versus the comparative period and operating plans and any changes from expected results are analyzed. We also perform a review of industry trends as published by various third-party automotive experts. The following sets out the results of our comprehensive review process, which is the basis for our disclosures:

•	decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources

We have not identified decreased demand as a result of climate change for our products that support traditional internal combustion engine vehicles. We respectfully advise the Staff that under the heading “Industry Trends” in “Item 7. MD&A” of the 2021 Form 10-K, we disclosed a trend titled “Shift in Consumer Preference and OEM Production to Light Truck, Cross Over Vehicles (CUVs) and Sport-Utility Vehicles (SUVs)” which details a shift in demand within the automotive industry toward these products, driven by changes in consumer preferences and technology advancements. Certain original equipment manufacturers (“OEM”s), including certain of our customers, have responded to this change in consumer preference by shifting their focus to developing and manufacturing these types of vehicles, especially in North America, which represents AAM’s most significant geographical region. AAM benefits from this trend as a significant portion of our business supports light truck, CUV and SUV programs in North America. Additionally, during 2021, AAM secured multiple next-generation full-size truck front and rear axle programs with multiple global OEM customers, which are internal combustion engine programs and make up the core of our business. These programs are expected to generate revenues beyond 2030.

•	increased demand for goods that result in lower emissions than competing products

Based on the results of our comprehensive review, we note that demand for hybrid and electric vehicles is growing significantly as technology advancements are achieved, regulations related to emissions expand, and as consumer acceptance of such vehicles increases. We respectfully advise the Staff that we disclosed a trend titled “Increased Investment in Vehicle Electrification and Demand for Emissions Reductions” under the heading “Industry Trends” in “Item 7. MD&A” of the 2021 Form 10-K. In response to this trend, we continue to invest in ongoing research and development (“R&D”) activities to develop hybrid and electric driveline systems and related subsystems and components, have entered into technology development agreements with key partners to further our technical capabilities and have continued to enhance our product portfolio to meet our customers’ needs. These efforts have led to multiple new business awards and further position us to compete in the global marketplace.

•	increased competition to develop innovative new products that result in lower emissions

AAM respectfully directs the Staff to “Item 1A. Risk Factors” of the 2021 Form 10-K, under which we acknowledge within the risk factor titled “Our business faces substantial competition” that the automotive industry in which we operate is highly competitive, and this has continued to increase as the shift in consumer preference for energy efficient vehicles and expanding emissions regulation have created opportunities within the automotive industry for new market entrants such as non-traditional automotive companies and technology companies. We also respectfully note that under the heading “Industry Trends” in “Item 7. MD&A” of the 2021 Form 10-K, in the trend titled “Shift in Consumer Preference and OEM Production to Light Truck, Cross Over Vehicles (CUVs) and Sport-Utility Vehicles (SUVs)” we disclosed that “as vehicle electrification and electronic components become an increasingly larger focus for OEMs and suppliers, the industry has seen, and will likely continue to see, competition to develop, and market new and alternative technologies, including from new market entrants such as non-traditional automotive companies and technology companies.”

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We further disclosed in “Item 1A. Risk Factors” of the 2021 Form 10-K a risk factor titled “If we are unable to respond timely to changes in technology and market innovation, we risk not being able to develop our intellectual property into commercially viable products,” which would ultimately have an adverse impact on our results of operations and financial position if realized. As previously noted, we are responding to this risk by continuing to invest in ongoing R&D activities, entering into technology development agreements with key partners to further our technical capabilities and continuing to enhance our product portfolio to meet our customers’ needs.

•	increased demand for generation and transmission of energy from alternative energy sources.

As we disclosed in “Item 1A. Risk Factors” of the 2021 Form 10-K, within the risk factor titled “Our business could be adversely impacted by global climate change or an inability to meet the expectations of our stakeholders related to environmental objectives,” various stakeholders are increasing their expectations of companies to combat global climate change and its impact by conducting their operations in an environmentally sustainable manner. These expectations have led many companies to seek to reduce their emissions by converting to renewable energy sources. As our strategy to meet our recently established goal of reaching net zero carbon emissions by 2040 evolves, we will continue to monitor whether disclosure related to demand for alternative energy sources is needed in future filings with the Commission, as increases in demand could impact the availability or cost of renewable energy, which, if material, could have an adverse impact on our results of operations and financial condition, as well as our ability to achieve our goal of reaching net zero carbon emission by 2040.

We have not identified any other indirect consequences of climate-related regulation or business trends during our periodic reviews to date. We will continue to monitor and consider the indirect consequences of climate change-related regulation and business trends and whether there is a material impact on AAM’s business, financial condition, or results of operations that requires disclosure.

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7.	We note your disclosure regarding natural disasters and extreme weather conditions that occur as a result of climate change. If material, discuss the physical effects of climate change on your operations and results. This disclosure may include the following:

•	quantification of material weather-related damages to your property or operations;
•	potential for extreme weather conditions or indirect weather-related impacts that have affected or may affect your major customers or suppliers; and
•	any weather-related impacts on the cost or availability of insurance.

Your response should include quantitative information for each of the periods for which financial statements are presented in your most recent Form 10-K and explain whether changes are expected in future periods.

In response to the Staff’s comment, we respectfully advise the Staff that we have not identified material physical effects of climate change on our operations and results. From time to time, we have experienced weather-related events that are assessed for impact on our property and operations. For example, in June 2021, southeastern Michigan experienced heavy rain and flood conditions that resulted in the declaration of a state of emergency for the region. As a result of this event, our world headquarters campus in the city of Detroit experienced flood damage and we estimate the costs associated with this flood were approximately $1.3 million. The impact of this damage was evaluated for disclosure and was determined to be immaterial.

We acknowledge that there is always the potential for natural disasters and extreme weather conditions to occur as a result of global climate change or otherwise, and for the costs associated with such events to be material to us or to our customers or suppliers. In “Item 1A. Risk Factors” of the 2021 Form 10-K, we note within the risk factor titled “Our business could be adversely impacted by global climate change or an inability to meet the expectations of our stakeholders related to environmental objectives” that, to the extent we experience natural disasters or extreme weather conditions in the future, such events could result in a variety of adverse consequences to our business. Specifically, we disclose that “natural disasters or extreme weather conditions that occur as a result of global climate change could lead us, our customers and suppliers to experience significant disruptions in operations or availability of key components, which could lead to a material adverse impact on our results of operations and financial condition.” As such, we will continue to monitor the impact of such events to evaluate whether disclosure may be required in future filings with the Commission.

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With regard to any weather-related impacts on the cost or availability of insurance, we note that there are a variety of factors that affect the price and availability of insurance coverage, including type, extent and location of coverage. Discussions with our insurance carriers regarding climate-related impacts have indicated that, while movements in the availability and price of insurance coverage are being observed in general, it is challenging to determine the primary causes of such movements, as insurance policies typically cover a range of risks, including but not limited to those related to natural disasters or extreme weather conditions. Based on these discussions, we have not identified material changes in the cost or availability of insurance as a result of climate change.

Our insurance premiums for property and business interruption protection were less than 0.5% of our Cost of Goods Sold (“COGS”) in each of the periods presented in our 2021 Form 10-K. As such, the expenses associated with our insurance premiums, and any increases in these premiums during these periods, were not material to our results of operations and financial condition and we do not believe they are reasonably likely to be material to our results of operations or financial condition.

8.	We note the disclosure on page 7 of your Form 10-K regarding compliance with laws, rules, and regulations relating to air emissions, water discharge, waste management, and environmental cleanup. Tell us about and quantify compliance costs related to climate change for each of the periods covered by your most recent Form 10-K and whether increased amounts are expected to be incurred in future periods.

In response to the Staff’s comment, we acknowledge that environmental compliance costs have increased, and could continue to increase, as climate-related regulation in the United States and around the world expands and becomes more defined. We also respectfully advise the Staff that not all costs related to compliance with environmental laws and regulations are associated with our climate-related initiatives.

Our expenditures for environmental compliance costs, consisting primarily of recurring administrative costs, were less than $3 million for each of the periods presented in our 2021 Form 10-K, and climate-related compliance costs were a smaller subset of these environmental compliance costs. As such, the expenses associated with our compliance costs were not material to our results of operations and financial condition in any of the years presented in the 2021 Form 10-K.

We expect the compliance costs associated with existing laws, rules, and regulations to continue to be similar in future periods. Environmental laws, rules, and regulations applicable to AAM have not significantly changed in recent years, and we are not aware of any pending material changes. As such, we do not currently expect a material increase in climate-change compliance costs in the future. However, as new laws, rules or regulations are announced, finalized or become effective, we will assess the materiality of any associated compliance costs to determine whether these costs, either individually or in the aggregate with our other compliance costs, would require disclosure in our future filings with the Commission.

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9.	We note you plan on meeting emissions targets through a combination of annual energy reductions and purchases of renewable energy or carbon free credits. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. Provide us with quantitative information regarding your purchase or sale of carbon credits or offsets during the last three fiscal years and amounts budgeted for future periods.

In response to the Staff’s comment, we acknowledge that our goal of reaching net zero carbon emissions by 2040 relies on a combination of annual energy reductions through various efficiencies and continuous improvement projects, as well as purchases of renewable energy and carbon free credits.

Our purchases of renewable energy and carbon free credits were less than $0.1 million in each of the periods presented in our 2021 Form 10-K, and there were no sales of these credits during these periods. As such, the costs associated with purchasing renewable energy and carbon free credits were not material to our results of operations and financial condition in any of the years presented in the 2021 Form 10-K. While we expect purchases of renewable energy and carbon free credits to increase in the periods included in our current budget and long-range plan, we do not expect such amounts to exceed $2 million per year based on current market conditions.

As our strategy to meet our recently established goal of reaching net zero carbon emissions by 2040 evolves, we will continue to assess the materiality of our purchases of renewable energy and carbon free credits to determine if they would require disclosure in our future filings with the Commission.

If you have any questions concerning the matters referred to in this letter please contact our outside counsel, Richard Alsop of Shearman & Sterling LLP, at 212 848-7333.

Sincerely,

/s/ Christopher J. May

Christopher J. May

Vice President & Chief Financial Officer

American Axle & Manufacturing Holdings, Inc.

CC:
Richard Alsop, Shearman & Sterling LLP

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